Exhibit 99.1

SCAILEX CORPORATION LTD.

DIRECTORS REPORT

APRIL – JUNE 2008

1.	Company fundamental data:

Scailex Corporation (“the Company”) is a public company whose shares are listed on the Tel Aviv Stock Exchange (“TASE”) and quoted on the OTC Bulletin Board in the US.

On June 30, 2008 the company sold its wholly owned subsidiary Petroleum Capital Holdings (“PCH”) which held approximately 15.8% of the share capital of Oil Refineries Ltd. (“ORL”) to the controlling shareholder of the Company then – Israel Petrochemical Enterprises Ltd. (“Petrochemicals”) – see clause 5.2 of this report.

On the same day, Suny electronics Ltd. (“Suny”) purchased the entire holdings of Petrochemicals in the Company which consisted of 50.06% of the issued share capital of the Company – see clause 5.3 of this report.

As of June 30, 2008 the Company has no business activities and its main asset is income receivable from Petrochemicals of NIS 1,145.3 million which mostly relates to the consideration from the sale of PCH (see clause 5.2 of this report). The said amount was received in full no July 1, 2008.

2.	Results of Operations

The Company’s financial statements which are attached to this report are based on the International Financial Reporting Standards (“IFRS”) and were prepared in accordance with the Israeli securities regulations.

The Company’s functional currency is the US Dollar and the reporting currency is the New Israeli Shekel in accordance with the Israeli securities regulations.

According to the board resolution from July 17, 2008 and following the change in the economical environment in which the Company operates and intends to operate, the functional currency of the Company will be replaced from US Dollar to New Israeli Shekel from the financial statements for the third quarter of 2008 (see clause 11.2 of this report).

2.1.	The Three months ended June 30, 2008

2.1.1.	Income from continuing operations

2.1.1.1.	The financial income in the second quarter of 2008 amounted to NIS 1.2 million compared to NIS 8.3 million in the second quarter of 2007. The decrease resulted from the decline in interest received due to the decrease in cash used for the purchase of shares of ORL during 2007 and the purchase of the minority share in PCH in the first quarter of 2008. In addition, the decrease in United States monetary interest rates during the quarter contributed to the decrease in the financial income.

2.1.1.2.	During this period, the Company recorded “other income” of NIS 285.2 million. This amount consists mainly of capital gain from the sale of PCH (see clause 5.2 to this report) of NIS 247.0 million and income from dividend received from ORL of NIS 37.8 million.

2.1.2.	Expenses related to continued operations

2.1.2.1.	The general and administrative expenses contain mainly expenses in respect of the Company’s financial management, payment to various consultants pursuant to regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US, expenses related to evaluation of investments and expenses related to current management of the assets left in the subsidiaries whose assets and operations have been sold. In the second quarter of 2008 these expenses amounted to NIS 5.0 million compared to NIS 2.8 million in the same period of 2007. The increase is mainly due to expenses related to the transfer of the control over the Company (see clause 5.3 of this report). These expenses included payment for RUN OFF insurance policy of NIS 1.8 million which was purchased for the directors and office holders of the Company (see clause 5.5 of this report) and payment of early notice to Globecom investments Ltd. (“Globecom”) following the termination of the service of the chairman of the board of directors Mr. Eran Shwartz, in the amount of NIS 0.6 million (see clause 5.4 to this report).

2.1.2.2.	The finance expenses in the second quarter of 2008 amounted to NIS 0.1 million, compared to NIS 1.3 million in the same period of 2007. The financial expenses included mainly bank commissions and foreign exchange differences. The financial expenses in the second quarter of 2007 consisted mainly of interest on loans received from the minority shareholders in PCH.

2.1.3.	Taxes on Income

In the second quarter of 2008 the Company didn’t record any tax expenses. In the same period of 2007 the Company recorded tax benefit of NIS 0.4 in respect to a loss for tax purpose in a subsidiary.

2.1.4.	Net income for the period from continued operations

Net income from continued operations for the period amounted to NIS 281.2 million derived mainly from other income as described in clause 2.1.1.2 above. This income was offset by the general and administrative expenses and by the financial expenses of the Company. In the second quarter of 2007, the Company recorded net income from continued operations of NIS 5.2 million – mainly due to financial income which was offset by general and administrative expenses.

2.1.5.	Loss from discontinued operations

Loss from discontinued operations during the period totaled NIS 1.0 million, derived mainly from payment made to former minority shareholder in a subsidiary as a result of updating the purchase price of the shares purchased from that shareholder according to the agreement between the parties. The loss from discontinued operations in the second quarter of 2008 totaled NIS 2.9 million and consisted mainly of an increase in a provision made in respect to an asset of Scailex Vision held in a trustee.

2.1.6.	Net Income

In the second quarter of 2008 the net income amounted to NIS 280.2 million, compared to a net income of NIS 2.3 million in the corresponding period in 2007. The increase was mostly due to (1) Capital gain of NIS 247.0 million from the sale of the holdings in PCH and (2) an income of NIS 37.8 million from dividend from ORL received by the wholly owned subsidiary PCH.

2.2.	Six months ended on June 30, 2008

2.2.1.	Income from continuing operations

2.2.1.1	The financial income in the first half of 2008 amounted to NIS 5.3 million compared to NIS 23.6 million in the first half of 2007. The decrease resulted from the decline in interest received due to the decrease in cash as a result of the purchase of shares of ORL during 2007 and the purchase of the minority share in PCH in the first quarter of 2008 and due to the decrease in United States monetary interest rates during that period.

2.2.1.2.	During the first half of 2008, the Company recorded “other income” of NIS 308.2 million. This amount mainly consisted of capital gain from the sale of PCH (see clause 5.2 to this report) of NIS 247.0 million, income from dividend received from ORL of NIS 37.8 million and gain from purchasing the minority share in PCH in the first quarter of 2008 of NIS 23.0 million.

2.2.2.	Expenses related to continued operations

2.2.2.1.	The semi annual general and administrative expenses in 2008 amounted to NIS 8.5 million compared to NIS 5.6 million in the same period of 2007. The increase is mostly due to one time expenses as described in clause 2.1.2.1 above and an increase in expenses of professional services in respect of examination of new investments.

2.2.2.2.	The finance expenses in the first six months of 2008 amounted to NIS 0.8 million, compared to NIS 2.0 million in the same period of 2007. The financial expenses included mainly bank commissions and foreign exchange differences. The financial expenses in the first half of 2007 consisted mainly of interest on loans received from the minority shareholders in PCH. These loans were converted to capital notes in the third quarter of 2007 and these notes were purchased by the Company in the first quarter of 2008.

2.2.3	Taxes on Income

The Company’s tax expense for the first six months of 2008 totaled NIS 1.0 million, mainly due to expenses in respect of previous years as a result of agreements with the tax authorities for final assessments of subsidiaries up to the tax year 2007. During the corresponding period last year, the tax expenses totaled NIS 0.1 million consisted of current taxes of subsidiaries.

2.2.4	Net income for six months from continuing operations

Net income from continuing operations for the first six months of 2008 amounted to NIS 303.3 million, compared to NIS 16.5 million in the first half of 2007. This income derived mainly from capital gain from the sale of PCH, dividend received from ORL and gain from the purchase of the minority share of PCH. The net income from continuing operations for the first six months of 2007 derived mainly from financial income which were offset by general and administrative expenses.

2.2.5.	Income from discontinued operations

Income from discontinued operations during the period totaled NIS 10.9 million derived from updating the provision in respect to the amount held in a trustee after the sale of Scailex Vision due to a settlement agreement signed with HP in respect of the claims filed by HP (see clause 5.7 to this report). The Income from discontinued operations for the first six months of 2007 amounted to NIS 1.3 million and it consisted of a receipt of $1 million from Jemtex Ink Jet Printing Ltd. (“Jemtex”), which was offset by an expense from increasing the provision for claims in respect of the asset of Scailex Vision held in a trustee.

2.2.6	Net Income

In the first half of 2008 the net income amounted to NIS 314.2 million, compared to a net income of NIS 17.9 million in the corresponding period in 2007. The increase is mostly due to: (1) Capital gain of NIS 247.0 million from the sale of the holdings in PCH ;(2) income of NIS 37.8 million from dividend from ORL; (3) gain from purchasing of the minority share in PCH of NIS 23.0 million and (4) gain of NIS 11.9 million from decrease in the provision related to the amounts of Scailex vision held in the trustee.

3.	Financial condition

TheCompany’s assets and liabilities include assets and liabilities of the Company, as well as assets and liabilities of companies whose operations were discontinued or sold, and were classified under “discontinued operations”.

3.1.	Total Balance Sheet

As of the financial statement date, the total balance-sheet amounted to NIS 1,223.7 million, compared to NIS 1,717.9 million as of the end of 2007. The decrease resulted mainly from purchasing the minority share in PCH, the decrease of the NIS value of cash held in Dollars and a distribution of dividend to the Company’s shareholders of NIS 150.0 million in the second quarter of 2008.

3.2.	Current Assets

As of the date of the financial statements, current assets amounted to NIS 1,212.8 million, compared to NIS 1,680.2 million as at the end of 2007. The principal asset of the Company is a debt of Petrochemicals of NIS 1,145.3 related mainly to the consideration from the sale of PCH shares (see clause 5.2 to this report). The entire amount was received on July 1, 2008. The decrease in the current assets in comparison to the same period last year, resulted mainly from the payment in respect of purchasing the minority share in PCH, erosion in cash balances held in US Dollars and the distribution of dividend, as stated above.

3.3.	Investments and long term receivables

3.3.1.	The long-term investments and other non-current assets amounted at the end of this quarter, to NIS 10.8 million, compared to NIS 35.0 million as of the end of 2007. The decrease was mainly due to the presentation of marketable securities traded in the US under current assets as their maturity date is less than one year at June 30, 2008.

3.3.2.	The balance of the fixed assets as of June 30, 2008 was NIS 0.1 million compared to NIS 2.7 million at the end of 2007. The decrease was due to the sale of most of the furniture, equipment and leasehold improvements to Petrochemicals at the date of the transfer of the control over the Company for NIS 2.9 million. The Company recorded capital gain of NIS 0.1 million from that sale.

3.4.	Current Liabilities

As of March 31 2008, the company’s current liabilities, amounted to NIS 41.7 million and were mostly due to liabilities related to discontinued operations in the amount of NIS 35.4 million. The remaining balance of liabilities, to suppliers, service providers, taxes and others amounted to NIS 6.3 million. The current liabilities as of December 31, 2007 amounted to NIS 66.6 million comprised of liabilities related to discontinued operations in the amount of NIS 57.2 million and liabilities to suppliers, service providers, taxes and others in the amount of NIS 9.4 million. The decrease in the liabilities related to discontinued operations is attributed mainly to tax payments in respect to the sale of Scailex Vision after the signing of the settlement agreement with HP and receiving amounts which were held in the trustee. For details see clause 5.8 to this report.

3.5.	Long term liabilities

As of June 30, 2008, the long term liabilities amounted to NIS 0.2 million and included only the liability towards the Company’s employees in respect of severance pay, compared to long term liabilities of NIS 257.3 million as of December 31, 2007. The long term liabilities as of the end of 2007 contained capital note issued to the minority shareholders of PCH which was purchased by the Company in the first quarter of 2008 in the amount of NIS 222.8 million and liability to deferred taxes of NIS 34.3 million in respect to profit from the increase in the market value of ORL shares.

3.6.	Shareholders Equity

Total equity as of June 30, 2008 amounted to NIS 1,181.7 million, compared to NIS 1,394.0 million as of the end of 2007. The decrease was mostly due to the distribution of dividend of NIS 150.0 million, erosion of the equity of NIS 156.8 million as a result of the strengthening of the NIS against the Dollar and the decrease of NIS 216 million in comprehensive income due to the decline in the price of ORL share until the date of the sale of these shares. The semi annual profit of NIS 314.2 million, derived mainly from the sale of PCH and the dividend from ORL, offset partially the decrease in the equity.

4.	Liquidity and financial sources

4.1.	Cash Flow from operations

The cash flow from current operations in the second quarter of 2008 amounted to NIS 57.9 million, stem mainly from dividend received from ORL of NIS 37.8 million and cash from discontinued operations of NIS 25.9 as a result of receiving some of the amounts held in a trustee in respect of the sale of Scailex vision, net of payments of taxes thereof. The cash flows from operations in the second quarter of 2007 amounted to NIS 3.9 million stem mainly from interest receipts on the cash and cash equivalents of the Company.

4.2.	Cash flow from investment activities

The cash used for investment activities in the second quarter of 2008 amounted to NIS 37.5 million. This amount consist mainly of the cash balance of PCH which has been sold to petrochemicals the therefore is not included in the consolidated balance sheet as of June 30, 2008. The cash from investment activities in the second quarter of 2007 amounted to NIS 22.0 million. The said amount consist mainly of the exercise and redemption of marketable securities in the amount of NIS 73.7 millions which was offset by the purchase of ORL shares in the amount of NIS 51.2 million.

4.3.	Cash flow from financing activities

The cash used for financing activities in the second quarter of 2008 amounted to NIS 173.5 million. The said amount used for the distribution of dividend to the Company shareholders in the amount of NIS 150 million, as well as distribution of dividend to the minority shareholders of a subsidiary of NIS 23.5. The cash used for financing activities in the second quarter of 2007 amounted to NIS 52.5 million, consisted mainly of repayment of loans to minority shareholders of a subsidiary.

4.4.	As of June 30, 2008 the Company assets contain cash, cash equivalents and marketable securities amounting to NIS 75.8 million compared to NIS 1,683.1 million at the end of 2007 (of which NIS 25.6 million were presented under “current assets from discontinued operations”). The decrease resulted mainly from the sale of PCH whose main assets were ORL shares which were presented as financial assets available for sale in the consolidated balance sheet. As of June 30, 2008 the Company recoded income receivable asset of NIS 1,145.3 mainly in respect of the consideration from the sale of PCH. The entire amount was received at July 1, 2008 and as of the date of this report the balance of cash, cash equivalents and marketable securities in NIS 1,222.6 million.

4.5.	The Company does not have any banking liabilities whatsoever.

5.	Commitments and Significant Events During the Report Period

5.1.	On April 10, 2008, the Company Board of Directors approved the distribution of a cash dividend at the sum of NIS 150,040,967, after determining that the distribution meets the legal tests for a distribution, in conformance with the Companies Act, 5759 – 1999; the dividend was distributed in cash to the Company’s shareholders on May 22, 2008. For further details, see immediate report of the Company on distribution of cash dividend from April 10, 2008 (reference numbers 2008-1-106338– this reference constitute inclusion by way of referral).

5.2	Agreement for the sale of the subsidiary, PCH

On April 10, 2008, after Company’s Audit Committee and Board of Directors gave their approvals, the Company engaged in an agreement with Petrochemicals (which, at that time, had been the Company’s parent company and controlling shareholder by virtue of its holding of 50.06% of the Company’s share capital) for the sale of 100% of the issued share capital of the wholly owned subsidiary PCH to Petrochemicals (“PCH Sale Agreement”). The transaction was approved by the Extraordinary General Assembly of the Company convened on May 29, 2008.

On June 30, 2008, the PCH Sale Agreement was consummated, whereby, in consideration for 100% of PCH’s share capital, for the capital notes that PCH had issued in respect of funds injected into it by its shareholders, for the assignment of the Company’s rights pursuant to the lease under which it rented its offices in Herzliya, and for the rights of the Company and of PCH pursuant to a letter of undertaking from the Israel Corporation Ltd. dated May 10, 2007, the Company received the sum of about NIS 1,145.3 thousand in cash from Petrochemicals (“the Consideration”).

The Consideration was determined during negotiations between the parties to the PCH Sale Agreement. The Company’s decision-making was based, inter alia, on a Fairness Opinion that determined that the value of the Consideration arrived at is fair and reasonable.

The transaction was consummated after all conditions precedent and suspending conditions stipulated in the agreement were fulfilled, which, inter alia, included the fulfillment of the conditions precedent and suspending conditions stipulated in the Suny Agreement and the execution of the Suny Agreement (as defined below in clause 5.3) simultaneously with the execution of the PCH Sale Agreement.

On the transaction consummation date, PCH held some 15.76% of the issued share capital of ORL; upon the consummation of the transaction and the sale of PCH’s shares, the Company no longer indirectly holds shares of ORL, which, as stated, it had been holding through PCH. The majority of the Company’s assets subsequent to the consummation of the transaction is cash and cash equivalents (at the end of the period, the Consideration in respect of the sale of PCH was presented as an income receivable, since the Consideration was actually received on July 1, 2008).

Subsequent to the consummation of the transaction, the Company recorded a capital gain during the second quarter at the sum of about NIS 247.0 million.

For additional particulars regarding the PCH Sale Agreement, see the Company’s Immediate Report as published on April 13, 2008 (reference number 2008-01-106473 – this reference constitutes inclusion by way of referral), and the Immediate Report regarding the summoning of a general assembly in conformance with the Companies Act, 5759 – 1999 and the Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761 – 2000, as published on April 17, 2008 (reference number 2008-01-113823 – this reference constitutes inclusion by way of referral). For additional particulars regarding the consummation of the PCH sale transaction, see the Company’s Immediate Reports published on July 1, 2008 (reference numbers 2008-1-188295 and 2008-1-187866 – these references constitute inclusion by way of referral).

5.3	The Suny Agreement and the change of control over the Company

On April 10, 2008, Petrochemicals engaged in an agreement with Suny Electronics Ltd. (“Suny”), pursuant whereto Suny purchased all of the Scailex shares held by Petrochemical Holdings Ltd. (a wholly owned and controlled subsidiary of Petrochemicals) (“Petrochemical Holdings”); i.e., 19,112,255 ordinary shares of NIS 0.12 nominal value each, which constituted 50.06% of Scailex’s issued share capital at that time, such that Petrochemicals ceased to be a shareholder of Scailex, while Suny became Scailex’s controlling shareholder (“Suny Agreement”). Within the scope of the Suny Agreement, Suny undertook, inter alia, to cause Scailex to purchase officeholders’ liability insurance (as was customary for directors and officeholders holding office in Scailex and in Scailex’s subsidiaries on the signing date of the Suny Agreement) for seven years as of the execution date of the agreement, and to cause Scailex to uphold its undertakings pursuant to the letter of indemnity issued to those same directors and officeholders.

On June 30, 2008, the Suny Agreement was consummated, once all the suspending conditions and conditions precedent stipulated in this agreement and in the PCH Sale Agreement were fulfilled, including the concurrent execution of the PCH Sale Agreement. In consideration for 19,112,255 ordinary shares of NIS 0.12 nominal value each of the Company, Suny paid some NIS 735.4 million to Petrochemical Holdings.

Upon the consummation of the Suny Agreement, Petrochemical Holdings ceased to be a shareholder of the Company, and, that being the case, Petrochemicals ceased to be the Company’s controlling shareholder. Concurrently, Suny became the Company’s controlling shareholder, this, by virtue of its holding of some 63.0% of the Company’s issued share capital on the consummation date of the transaction. Suny’s controlling shareholder is Mr. Ilan Ben Dov, who held about 0.3% of the Company’s issued share capital on the consummation date of the transaction. Mr. Ben Dov is also the controlling shareholder of Tao Tsuot Ltd. (“Tao”), which held about 24.2% of the Company’s issued share capital on the consummation date of the transaction.

For additional particulars regarding the Suny Agreement, see the Immediate Report as published on April 13, 2008 (reference number 2008-01-107097 – this reference constitutes inclusion by way of referral), as well as the Immediate Report regarding the summoning of a general assembly in conformance with the Companies Act, 5759 – 1999 and the Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761 – 2000, as published on April 17, 2008 (reference number 2008-01-113823 – this reference constitutes inclusion by way of referral). For additional particulars regarding the consummation of the Suny transaction, see the Company’s Immediate Report published on July 1, 2008 (reference number 2008-01-187866 – this reference constitutes inclusion by way of referral).

5.4	Changes in the Company’s board of directors

As a result of the change of the control over the Company subsequent to the consummation of the Suny transaction, on June 30, 2008, Ms. Irit Ben Ami, Mr. Arie Zief, Mr. Arye Silverberg and Mr. Mordechai Peled resigned from the Company's Board of Directors.

On July 1, 2008, Mr. Ilan Ben Dov, the new controlling shareholder of the Company, was appointed as Chairman of the Board of Directors. In light of this appointment, the preceding Chairman of the Company’s Board of Directors, Mr. Eran Schwartz, resigned from his office. Upon the resignation of Mr. Schwartz from his office, the service agreement between the Company and Globecom Ltd., within which scope Globecom had provided the services of an active Chairman of the Board through Mr. Schwartz, was terminated in accordance with the conditions of that agreement.

In addition, on July 1, 2008, Ms. Iris Beck and Mr. Yehiel Feingold were appointed members of the Company’s Board of Directors.

For additional information about the particulars of the directors appointed on July 1, 2008, see the Company’s Immediate Reports published on July 1, 2008 (reference numbers: 2008-1-189447; 2008-01-189453; 2008-01-189465 – these references constitute inclusion by way of referral).

5.5	Scailex’s engagement in a run-off policy

On April 10, 2008, upon the signing of the PCH Share Sale Agreement and the Suny Agreement, the Company’s Audit Committee and Board of Directors approved the Company’s engagement in a run-off policy for directors and officeholders holding office in Scailex and in Scailex’s subsidiaries, including PCH, on the signing date of the Suny Agreement (“the Policy”). The resolution stated that the Company shall purchase insurance, which is to be valid for seven years, to the extent possible, as of the execution date of the Suny agreement, at the inclusive sum insured per event and for the period of USD 30,000,000 and for an inclusive total premium not to exceed NIS 2,500,000 for the entire said period. This engagement was approved by the Company’s General Assembly, which convened on May 29, 2008. Following approval of the resolution by the General Assembly, a Policy was purchased accordingly by the Company for a period of seven years as of the execution date of the agreement, at the inclusive sum insured per event and for the period of USD 30,000,000. The total premium paid by the Company in respect of the Policy for the entire said period was USD 540,000.

For additional particulars regarding the Company’s engagement in the run-off Policy, and the Company Board of Directors’ considerations when approving the engagement, see the Immediate Report of the summoning of a general assembly, in conformance with the Companies Act, 5759 – 1999, and the Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761 – 2000, as published on April 17, 2008 (reference number 2008-01-113823 – this reference constitutes inclusion by way of referral).

5.6	Distribution of a dividend by the subsidiary, Scailex Vision

On June 2, 2008, the Tel-Aviv District Court gave its approval for Scailex Vision, a subsidiary of the Company (78.6%), to distribute a dividend not passing the profit test, as this term is defined in the Companies Act. Accordingly, and after Scailex Vision’s Board of Directors gave its approval, Scailex Vision distributed a dividend to its shareholders at the inclusive sum of some NIS 83.1 million, of which, a total of NIS 59.7 million was received by the Company.

5.7	Distribution of a dividend by ORL to PCH

On May 20, 2008, PCH received a cash dividend from ORL at the total of some NIS 37.8 million. The income from this dividend was recognized as “other income” in the second quarter of 2008.

5.8	Settlement agreement between Scailex Vision and HP

Pursuant to the agreement from 2005 for the sale of the majority of Scailex Vision’s assets and operations to HP, USD 23 million (“the Sum in Escrow”) were deposited with a trustee (“Trustee”) to secure HP’s indemnification rights. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties in relation to the Sum in Escrow (“the Settlement Agreement”). The Settlement Agreement regulates the rights of the parties in relation to the proceedings that HP is instituting against the tax authority in Mexico, and the rights of the parties in relation to the balance of the Sum in Escrow (about USD 0.6 million).

For additional particulars regarding the Settlement Agreement, see the Company’s Immediate Report as published on May 6, 2008 (reference number 2008-01-127185 – this reference constitutes inclusion by way of referral).

6.	Qualitative report on the exposure to market risks and their management

6.1	Theperson responsible for management of market risk for the company

The person responsible for management of market risk for the company is Mr. Shachar Rachim – company’s CFO.

6.2	Market risk to which the company is exposed

After the sale of PCH to Petrochemicals on June 30, 2008, and the receipt of the Consideration for the sale on July 1, 2008, the majority of the Company’s assets is cash, which is deposited in weekly and monthly shekel deposits bearing average annual interest on the date of this report of about 4.4%. These assets constitute about 94% of the Company’s total assets. Accordingly, and according to the current assessments regarding future activities, as of the third quarter of 2008, the Company has been operating in a shekel business environment. Its exposure to the dollar, which had been the Company’s functional currency until June 30, 2008, is minor (see clause 11.2 of this report, which provides details about the resolution to change the Company’s functional currency). Accordingly, it was resolved that the majority of the Company’s liquid means is to be deposited in weekly shekel deposits. Consequently, the Company is exposed to fluctuations in the shekel interest rates, and correspondingly, also to fluctuations in the Consumer Price Index, which affects the rate of the derived real interest. Furthermore, since the Company is holding its shekel monetary balances in Israeli banks, it is exposed to the soundness of the Israeli banking institutions; in order to minimize this exposure, the Company is dispersing its deposits among the major banks in Israel.That stated in this paragraph regarding the Company’s assessment of its future activities includes forward-looking information. In fact, it is possible that the majority of the activity might not be in Israel, all according to the business opportunities and the resolutions that the Company might pass from time to time.

6.3	Disclosure of the Financial Statement Approval Proceedings in the Corporation Reported

In accordance with the audit committee’s regulations, which have been adopted by the company’s board of directors, the company’s audit committee is the organ responsible for the overall control of the company (within the meaning of Opinion No. 76 of the Israeli Institute of Certified Public Accountants). Every quarter, including this quarter, the financial statements and board of directors’ reports, as well as reports related the risks management, are furnished to the members of the audit committee for scrutiny a few days before the date of the meeting fixed for discussing the statements and reports and for formulating a recommendation to the company’s board of directors to approve the statements and reports.

The audit committee consists of four members, including the company’s two outside directors, Mr Yoav Biran and Mr Dror Barzilay, and another three directors – Mr. Shalom Singer (the Chairman of the Committee), and Mr. Yechiel Fiengold. Three of the audit committee’s members have been defined as having accounting and financial expertise.

During the audit committee’s meeting to approve these financial statements, the financial results, financial position and every main act or change occurring during the period reported were reviewed and a discussion was held in the presence of the Company’s management, during which questions were raised and answers were given to the committee members’ questions. The company’s external auditor was present at the meeting as well as the Company’s internal auditor. The external auditor expressed his professional opinion on accounting issues in connection with the company’s financial statements.

After the deliberation, the audit committee recommended to the board of directors that the Financial Statements be approved. The financial results, the financial position and every activity or significant change that occurred during the period under report were reviewed and deliberated during the board of directors’ meeting, at which time, questions were raised and answers given to the questions of the members of the board.

6.4	Company policy on market risk management

The Company’s market risk management policy is as follows:

Subsequent to the sale of PCH, which held ORL shares, the majority of the Company’s assets is cash in shekels, which is held in short-term time deposits (weekly/monthly), and bears average annual interest of more than about 4%, as of to the date of this report. The Company has additional cash, which is held in dollar deposits and in debenture bonds and agencies of the U.S. government bearing dollar interest. The Company has no liabilities towards banks. Its principal liabilities are towards suppliers and institutions in Israel and in the United States.

In light of that stated above, the Company recently resolved (see clause 11.2 of this report) to change its functional currency to the new Israeli shekel (“NIS”), and thus, in effect, reduced its exposure to fluctuations in the NIS/USD exchange rate. At present, the Company is exposed mainly to shekel interest and to the Consumer Price Index in Israel; furthermore, it is still exposed, but to a relatively minor extent, to interest in the United States. As of to the date of this report, the Company is not purchasing hedging instruments for its investments; however, the Company periodically examines its existing accounting and economic exposures and how they may be minimized.

The officeholder responsible for risk management in the Company is assisted by an external consultant from a highly esteemed investment house, inter alia, in order to minimize the Company’s exposures as specified above. In addition, the officeholder responsible for risk management reports to and consults with the Company Management and with the Company’s Investment Committee, which is comprised of members of the Board of Directors, and convenes quarterly and whenever an external event transpires that requires immediate decision-making.

Supervision of market risk management policy and its implementation

The supervision of market risks management policy and its implementation were unchanged from those described in the directors’ report as of December 31, 2007.

6.1	The following table summarizes the Company’s linkage bases as at June 30, 2008 (in NIS thousands):

	June 30, 2008
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	46,769	1,225	-	300	-	-	48,324
Investments held until
maturity	16,730	-	-	-	-	-	16,730
Income receivable from
related party	-	-	-	1,145,314	-	-	1,145,314
Other receivables	-	-	873	419	-	127	1,419
Current assets in respect
of discontinued operations	1,039	-	-	-	-	-	1,039
Investments held until maturity long-term	10,767	-	-	-	-	-	10,767
Fixed assets	-	-	-	-	-	73	73
Total assets	75,305	1,255	873	1,146,033	-	200	1,223,666

LIABILITIES:
Creditors and accruals	2,708	-	-	1,721	-	-	5,429
Taxes payable	-	-	865	-	-	-	865
Current liabilities in
respect of discontinued
operations	9,490	191	24,091	1,650	-	-	35,422
Liabilities in respect of
termination of employment	-	-	-	230	-	-	230
Total liabilities	13,198	191	24,956	3,601	-	-	41,946

Total balance	62,107	1,064	(24,083)	1,142,432	-	200	1,181,720

        The following table summarizes the Company’s linkage bases as at June 30, 2007 (in NIS thousands):

	June 30, 2007
	In or linked to USD	In or linked to EURO	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	452,992	-	-	-	724	-	-	453,716
Financial assets
available for sale	15,159	-	-	-	-	889,277	-	904,436
Investments held until
maturity	68,917	-	-	-	-	-	-	68,917
Other receivables	-	-	-	-	2,301	-	9,457	11,758
Current assets in respect
of discontinued operations	92,207	-	2,406	-	-	-	-	94,613
Fixed assets, net	-	-	-	-	-	-	808	808
Total assets	629,275	-	2,406	-	3,025	889,277	10,265	1,534,248

LIABILITIES:
Creditors and accruals	8	6	-	-	3,510	-	-	3,524
Taxes payable	100	-	-	4,514	30	-	4,402	9,046
Current liabilities in
respect of discontinued
operations	33,035	-	924	37,166	1,743	-	-	72,868
Loans from minority
shareholders in a
subsidiary	175,596	-	-	-	-	-	-	175,596
Liabilities in respect of
termination of employment	-	-	-	-	76	-	-	76
Total liabilities	208,739	6	924	41,680	5,359	-	4,402	261,110

Total balance	420,536	(6)	1,482	(41,680)	(2,334)	889,277	5,863	1,273,138

6.6.	Sensitivity tests

The Company performed three sensitivity tests related to changes in the fair value of the financial instruments to the balance sheet date*.

The fair value of the financial instruments was determined as follow:

1.	The fair value of the bonds traded in the US and presented under investments held-to maturity – according to their amortized value base on the effective interest method as at the balance sheet date.

2.	The fair value of financial assets for short and long terms which are stated in Dollars – according to their Dollar value multiplied by the representative exchange rate as of the balance sheet date.

3.	The fair value of the financial instruments which are linked to the CPI – according to the known CPI as of the balance sheet date.

The Three sensitivity tests that the Company has performed were in respect of the following market changes:

1.	Exchange rate – changes in the foreign currency rates (mainly US Dollar).

2.	Interest – changes in the US dollar interest and their influence on the fair value of the US bonds held by the Company.

3.	CPI – changes of the assets and liabilities linked to the CPI due to increase/decrease of the CPI.

* The sensitivity analyses were performed assuming that the Company’s functional currency is the shekel and not the dollar, notwithstanding the fact that the functional currency in the statements for the end of the quarter is the dollar, this, since the reporting currency changed on July 1, 2007 (see clause 10.2 of this report), and the Company’s exposures to changes in the fair value of financial instruments changed accordingly.

Changes in foreign exchange rate	Fair Value
	10%	5%	1$=3.553 NIS	-5%	-10%

Current assets
Cash and Cash equivalents	4,677	2,338	46,769	(2,338)	(4,677)
Investments held until maturity short-term	1,673	837	16,730	(837)	(1,673)
Current assets in respect of discontinued operations	104	52	1,039	(52)	(104)
Non current assets
Investments held until maturity long-term	1,077	538	10,767	(538)	(1,077)

Total assets	7,531	3,765	75,305	(3,765)	(7,531)

Current liabilities
Other creditors and accruals	371	185	3,708	(185)	(371)
Current liabilities related to discontinued operation	949	475	9,490	(475)	(949)

Total liabilities	1,320	660	13,198	(660)	(1,320)

Total balance	6,211	3,105	62,107	(3,105)	(6,211)

Changes in US dollar's interest rate
	10%	5%	Fair Value	-5%	-10%

Current assets
Investments held-to-maturity short-term	(28)	(14)	16,730	14	28

Non current assets
Investments held-to-maturity long-term	(32)	(16)	10,767	16	31

Total assets	(60)	(30)	27,497	30	60

Total liabilities	0	0	0	0	0

Total balance	(60)	(30)	27,497	30	60

Changes in the CPI
	Increase of 0.2%	Increase of 0.1%	Fair Value	Decrease of 0.1%	Decrease of 0.2%

Current assets
Creditors and accruals	2	1	874	(1)	(2)

Total assets	2	1	874	(1)	(2)

Current liabilities
Current income taxes liabilities (continuing and
discontinued operations)	50	25	24,956	(25)	(50)

Total liabilities	50	25	24,956	(25)	(50)

Total balance	(48)	(24)	(24,082)	24	48

6.7	Derivative positions

To the financial statement date, the company has no derivative positions. The Company implements Hedge Accounting of cash flows, see note 2c to the financial statements.

7.	Critical accounting estimates

The critical accounting estimates have not been changed from those described in the directors’ report for the year ended December 31, 2007.

8.	Policy of charitable donations

In its annual budget for 2008, the Company allocated an amount designated for charitable donations in an amount of $100 thousand and if increased the amount to NIS 1 million (as to the resolution of that increase – see clause 11.4 to this report) that to be distributed in the course of the year to needy organizations. Actual charitable donations made from the beginning of 2008 amounted to NIS 105 thousand.

9.	Directors who have accounting and finance expertise

In the reported period, there was no change in the minimal number of directors who have accounting and financial expertise and the number of directors having accounting and financial expertise was not less than defined and in accordance with the description in the directors’ report for the year ended December 31, 2007.

10.	Internal Auditor

There was no change in the details described in the directors’ report for the year ended December 31, 2007 as to the internal auditor. There was no internal audit performed in the second quarter of 2008. In accordance with the audit committee resolution, the plan for the year 2008 is to perform an audit regarding the computerized systems in the Company.

11.	Events subsequent to the balance-sheet date

11.1	Plan for the Company to itself purchase Company shares

On July 17, 2008, the Company’s Board of Directors approved a plan to itself purchase shares of the Company (“the Plan”) at the volume of up to 1 million ordinary shares of the Company (“the Maximum Quantity”), a quantity which constituted, correct to that date, about 2.62% of the Company’s listed share capital. Within the scope of the Plan, the Company’s Management was authorized to purchase shares from time to time on the Tel-Aviv Stock Exchange Ltd. or off the floor, at the inclusive monetary volume of up to NIS 25 million (“the Maximum Sum”) during a period of 12 months as of the date of the board resolution. The Company Board of Directors determined that the Maximum Sum conforms with the requirements of the Companies Act regarding permitted distributions. The Company did not undertake to purchase shares up to the approved full Maximum Sum and/or up to the approved full Maximum Quantity and/or any portion thereof.

On July 21, 2008, in accordance with the Plan, the Company transacted a purchase of 94,932 ordinary shares of the Company, constituting about 0.2% of the Company’s issued share capital (fully diluted), at the inclusive monetary volume of some NIS 2.66 million, being NIS 28.06 per share.

For additional particulars regarding the self-purchasing Plan and regarding the purchase transacted on July 21, 2008, see the Company’s Immediate Report published on July 17, 2008 (reference number 2008-01-206949 – this reference constitutes inclusion by way of referral), as well as the Company’s Immediate Report published on July 21, 2008 (reference number 2008-01-209697).

11.2	Change of the functional currency in the Financial Statements

On July 17, 2008, the Company’s Board of Directors approved a change of the Company’s functional currency, in such a manner that, as of the Company’s Financial Statements for the third quarter of 2008 (the quarter ending September 30, 2008), the Company shall measure its Financial Statements in new Israeli shekels instead of in U.S. dollars. The Board of Directors’ resolution was passed after having examined the economic environment in which the Company operates and, inter alia, in light of the consummation of the PCH Sale Agreement, the receipt of the Consideration, and the holding thereof in new shekel channels. As of the date of this report, the Company estimates that the change of the functional currency will have no material effect on the Company’s financial status and its results.

For additional particulars, see the Company’s Immediate Report published on July 17, 2008 (reference number 2008-01-206943 – this reference constitutes inclusion by way of referral).

11.3	Agreements between the Company and its controlling shareholder - Suny

On July 17, 2008, after the Audit Committee’s approval was received, the Company’s Board of Directors approved the Company’s engagement in three agreements with Suny, the Company’s controlling shareholder. The Company’s Audit Committee and Board of Directors determined, prior to issuing their approvals, that at issue are not exceptional transactions, and therefore, they do not require approval in conformance with the procedure prescribed in section 275 of the Companies Act. Following is a summary of the three agreements:

11.3.1	Lease agreement – the Company’s offices: pursuant to this agreement, the Company shall rent (by way of a sublease) an area of about 114 square meters at Suny’s offices in Petach Tikva, which shall serve as the Company’s offices (following this agreement, the Company terminated its engagement for the lease of the offices in Hertzelia Pituach and as of August 1, 2008 the Company’s offices are located in the Industrial zone Sgula in Petach Tikva, 48 Ben-Tzion Galis St.) . The rent is NIS 30 per square meter (linked to the CPA) (for a total of NIS 3,420 per month), as well as a one-time payment of NIS 45,000 in respect of adapting the premises to the Company’s needs. The rent is to be paid every three months in advance. This agreement is for a period of three years, as of August 1, 2008, and may be terminated by either party by 60-day advance notice. The monthly expenses of the Company following this agreement and the move of the Company’s offices, are expected to be reduced.

11.3.2	Support services agreement: within the scope of this agreement, Suny shall provide various support services as an independent contractor to the Company, which are needed for the Company’s routine operations (computer support services, payroll accounting services, vehicles officer services, and switchboard services). This agreement is for a period of three years, but may be terminated by the Company or by Suny with 60-days’advance notice. The inclusive monthly consideration to Suny in respect of the support services is NIS 5,450 (plus a one-time payment of about NIS 8,000 in respect of telephony infrastructure).

11.3.3	Management services agreement: within the scope of this agreement, the Company shall provide management services as an independent contractor to Suny, particularly the services of a chief financial officer (at the scope of 25%), through the Company’s Chief Financial Officer. In addition, to the extent required and agreed upon between the parties, the Company shall provide additional management services (accounting services, bookkeeping services and public relations/investor relations services), which are to be provided by a maximum of three employees of the Company, depending upon their availability, and, in any case, at a scope not exceeding 50% of the position of each of the individuals who shall be providing such services. This agreement is for an unlimited period, and may be terminated by either party by 60-day advance notice.

The payment mechanism prescribes that Suny shall pay the Company the pro rata of the wage cost of the individuals providing the services – according to the scope of the services provided by each employee.

Upon approval of this agreement, the Company’s Chief Financial Officer, Mr. Shachar Rachim, was appointed to the office of Chief Financial Officer of Suny.

11.4	Updating of the donations budget

On July 17, 2008, the Company’s Board of Directors passed a resolution to increase the Company’s donations budget to the sum of NIS 1 million for 2008.

___________________	___________________

Ilan Ben Dov	Yahel Shachar

Chairman of the Board	Chief Executive Officer